Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) June 30, 2022

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income and Other Comprehensive Income (Loss)
(unaudited)

		Three months		Six months
Periods ended June 30 (US$ millions except earnings per share)	Note	2022	2021	2022	2021
REVENUE	3	$624	$533	$1,223	$1,038

OPERATING EXPENSES
Salaries and benefits		356	299	698	581
Goods and services purchased		118	103	233	197
Share-based compensation	4	7	19	14	45
Acquisition, integration and other		6	7	10	12
Depreciation	10	30	29	59	56
Amortization of intangible assets	11	34	36	70	72
		551	493	1,084	963

OPERATING INCOME		73	40	139	75

OTHER EXPENSES
Interest expense	5	10	12	19	26
Foreign exchange (gain) loss		(14)	(1)	(14)	2
INCOME BEFORE INCOME TAXES		77	29	134	47
Income tax expense	6	21	13	44	28
NET INCOME		56	16	90	19

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging		22	(2)	41	19
Exchange differences arising from translation of foreign operations		(66)	(9)	(97)	(42)
		(44)	(11)	(56)	(23)

COMPREHENSIVE INCOME (LOSS)		$12	$5	$34	$(4)

EARNINGS PER SHARE	7
Basic		$0.21	$0.06	$0.34	$0.07
Diluted		$0.21	$0.06	$0.33	$0.07

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	7	266	266	266	261
Diluted	7	269	268	269	264
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (US$ millions)	Note	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$123	$115
Accounts receivable	8	440	414
Due from affiliated companies	15(a)	49	53
Income and other taxes receivable		5	6
Prepaid and other assets		52	36
Current portion of derivative assets	9	14	3
		683	627
Non-current assets
Property, plant and equipment, net	10	414	405
Intangible assets, net	11	1,062	1,158
Goodwill	11	1,327	1,380
Derivative assets	9	15	—
Deferred income taxes		13	23
Other long-term assets	16(b)	27	33
		2,858	2,999
Total assets		$3,541	$3,626

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16(b)	$301	$336
Due to affiliated companies	15(a)	88	71
Income and other taxes payable		74	67
Current maturities of long-term debt	12	318	328
Current portion of derivative liabilities	9	6	5
		787	807
Non-current liabilities
Long-term debt	12	733	820
Derivative liabilities	9	—	17
Deferred income taxes		290	305
Other long-term liabilities		23	22
		1,046	1,164
Total liabilities		1,833	1,971

Owners’ equity		1,708	1,655
Total liabilities and owners’ equity		$3,541	$3,626

Contingent liabilities	14
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2021		245	$989	$—	$33	$89	$1,111
Net income		—	—	—	19	—	19
Other comprehensive loss		—	—	—	—	(23)	(23)
Class A to E shares exchanged or redesignated		(245)	(994)	—	—	—	(994)
Multiple Voting Shares redesignated from Class A to D shares		236	884	—	—	—	884
Subordinate Voting Shares redesignated from Class C to E shares		9	110	—	—	—	110
Multiple Voting Shares converted to Subordinate Voting Shares		(22)	(81)	—	—	—	(81)
Subordinate Voting Shares converted from Multiple Voting Shares		22	81	—	—	—	81
Subordinate Voting Shares issued in public offering		21	525	—	—	—	525
Share issuance costs, net of taxes		—	(24)	—	—	—	(24)
Share-based compensation	4	—	—	9	—	—	9
Balance as at June 30, 2021		266	$1,490	$9	$52	$66	$1,617

Balance as at January 1, 2022		266	$1,490	$24	$107	$34	$1,655
Net income		—	—	—	90	—	90
Other comprehensive loss		—	—	—	—	(56)	(56)
Share-based compensation	4	—	9	11	(1)	—	19
Balance as at June 30, 2022		266	1,499	35	196	(22)	1,708
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months		Six months
Periods ended June 30 (US$ millions)	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income		$56	$16	$90	$19
Adjustments:
Depreciation and amortization	10,11	64	65	129	128
Interest expense	5	10	12	19	26
Income tax expense	6	21	13	44	28
Share-based compensation	4	7	19	14	45
Change in market value of derivatives and other		4	(34)	3	(5)
Net change in non-cash operating working capital	16(c)	(39)	35	(36)	(18)
Share-based compensation payments	4	(1)	—	(6)	(17)
Interest paid		(6)	(7)	(11)	(16)
Income taxes paid, net		(27)	(23)	(33)	(58)
Cash provided by operating activities		89	96	213	132

INVESTING ACTIVITIES
Cash payments for capital assets	16(c)	(29)	(24)	(50)	(38)
Cash payments for other assets		(20)	—	(20)	—
Cash used in investing activities		(49)	(24)	(70)	(38)

FINANCING ACTIVITIES
Shares issued		1	—	2	525
Share issuance costs		—	—	—	(32)
Withholding taxes paid related to net share settlement of equity awards	4(b)	(1)	—	(1)	—
Repayment of long-term debt	16(d)	(73)	(72)	(129)	(619)
Cash used in financing activities		(73)	(72)	(128)	(126)

Effect of exchange rate changes on cash and cash equivalents		(5)	2	(7)	(2)

CASH POSITION
(Decrease) increase in cash and cash equivalents		(38)	2	8	(34)
Cash and cash equivalents, beginning of period		161	117	115	153
Cash and cash equivalents, end of period		$123	$119	$123	$119
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

TELUS International (Cda) Inc. (TELUS International) is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands.
TELUS International was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS International and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS International.
Notes to the condensed interim consolidated financial statements		Page
General application
1.	Condensed interim consolidated financial statements	5
2.	Capital structure financial policies	6
Consolidated results of operations focused
3.	Revenue	6
4.	Share-based compensation	7
5.	Interest expense	9
6.	Income taxes	9
7.	Earnings per share	10
Consolidated financial position focused
8.	Accounts receivable	11
9.	Financial instruments	12
10.	Property, plant and equipment	13
11.	Intangible assets and goodwill	13
12.	Long-term debt	14
13.	Share capital	15
14.	Contingent liabilities	15
Other
15.	Related party transactions	16
16.	Additional financial information	18

1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2021, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2021, other than as described in the section “Change in presentation” below. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.
These condensed interim consolidated financial statements as at and for the three- and six-month periods ended June 30, 2022 were authorized by our Board of Directors for issue on August 5, 2022.
(b)     Change in presentation
In our condensed interim consolidated statements of financial position, we have reclassified certain current and non-current liabilities and grouped these amounts in Accounts payable and accrued liabilities and Other long-term liabilities, respectively, as they are not material to these condensed interim consolidated financial statements. All amounts presented for the comparative period has been reclassified to conform with current period presentation.
(c)    Accounting policy development
Standards, interpretations and amendments to standards not yet effective and not yet applied
In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.
2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 12).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. In the first quarter of 2022, we revised our revenue by vertical disaggregation to include our top strategic and growth verticals, including Banking, Financial Services and Insurance vertical, and we have grouped our Healthcare vertical as part of Other.
The following presents our earned revenue disaggregation by strategic industry vertical for the periods presented:

	Three months		Six months
Periods ended June 30 (millions)	2022	2021	2022	2021
Tech and Games	$287	$244	$567	$468
Communications and Media	143	132	282	261
eCommerce and FinTech	77	61	154	116
Banking, Financial Services and Insurance	50	23	85	44
Travel and Hospitality	19	13	36	27
Other	48	60	99	122
	$624	$533	$1,223	$1,038

We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI Data Solutions business has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

	Three months		Six months
Periods ended June 30 (millions)	2022	2021	2022	2021
Europe	$222	$227	$456	$437
North America	158	123	298	238
Asia-Pacific	151	106	292	210
Central America	93	77	177	153
	$624	$533	$1,223	$1,038
4. Share-based compensation
(a)    Restricted share unit plan
Restricted share units
We have various restricted share unit award types, including equity-accounted restricted share units (RSUs) and performance restricted share units (PSUs), and liability-accounted restricted share units (Phantom RSUs) and performance restricted share units (Phantom PSUs). All restricted share units are nominally equal in value to one TELUS International subordinate voting share, and liability-accounted restricted share units are settled in cash. Beginning January 1, 2021, restricted share unit awards granted were equity-accounted. The following table presents a summary of the activity related to our restricted share units:

	Three months			Six months
	Number of units		Weighted average grant-date	Number of units		Weighted average grant-date
Period ended June 30, 2022	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, January 1, 2022	2,343,529	—	$23.71	1,850,807	—	$21.94
Granted	16,685	—	22.60	806,395	—	26.30
Vested	(365,673)	365,673	14.67	(519,645)	519,645	17.73
Exercised[1]	—	(365,673)	14.67	—	(519,645)	17.73
Forfeited	(29,128)	—	17.95	(172,144)	—	17.12
Outstanding, June 30, 2022	1,965,413	—	$25.47	1,965,413	—	$25.47
1During the three-month period ended June 30, 2022, 365,673 restricted share units were exercised at an average share price of $23.75; 109,547 RSUs were exercised and settled with subordinate voting shares issued from treasury and 256,126 Phantom RSUs were exercised for $6 million accrued and payable as at June 30, 2022. During the six-month period ended June 30, 2022, 519,645 restricted share units were exercised at an average share price of $24.77; 263,519 RSUs were exercised and settled with subordinate voting shares issued from treasury, and 256,126 Phantom RSUs were exercised for $6 million accrued and payable as at June 30, 2022.
During the three months ended June 30, 2022, we granted 16,685 RSUs, and during the six months ended June 30, 2022, we granted 576,768 RSUs and 229,627 PSUs. RSUs generally vest in four equal annual instalments, and PSUs vest in three years and are subject to TELUS International revenue and earnings per share performance growth targets. These RSUs and PSUs are eligible for dividend reinvestment units, if declared and paid by TELUS International, as such the fair value was determined to be equal to the market price of a subordinate voting share of TELUS International on the date of grant.
As at June 30, 2022, the outstanding restricted share units were comprised of 1,300,492 RSUs, 408,321 PSUs, and 256,600 Phantom RSUs.

Phantom TELUS Corporation restricted share units (Phantom TELUS Corporation RSU)
Each Phantom TELUS Corporation RSU is nominally equal in value to the market price of one TELUS Corporation common share. The Phantom TELUS Corporation RSUs are historic grants made to certain employees, and no new awards are expected to be made. The following table presents a summary of the activity related to Phantom TELUS Corporation RSUs:

	Three months			Six months
Period ended June 30, 2022	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
Canadian $ denominated	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2022	65,189	—	$24.08	78,011	—	$24.20
Vested	(59,549)	59,549	24.13	(59,549)	59,549	24.13
Exercised[1]	—	(59,549)	24.13	—	(59,549)	24.13
Dividends	709	—	28.67	1,568	—	30.85
Forfeited	(6,349)	—	24.13	(20,030)	—	24.92
Outstanding, June 30, 2022	—	—	$—	—	—	$—
1During both the three- and six-month periods ended June 30, 2022, 59,549 Phantom TELUS Corporation RSUs vested and were exercised at a share price of CAD$28.67 for $1 million, accrued and payable as at June 30, 2022.
(b)    Share option award plan
We have equity-accounted share option awards (Share Options), and liability-accounted share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS International and the exercise price. Share option awards are generally exercisable for a period of ten years from the time of grant. Beginning January 1, 2021, share option awards granted were equity-accounted.
The following table presents the three- and six-month periods ended activity related to our share option awards:

	Three months			Six months
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Period ended June 30, 2022	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2022	932,052	2,096,582	$10.94	1,084,185	2,096,582	$10.74
Vested	(293,860)	293,860	8.46	(293,860)	293,860	8.46
Exercised[1]	—	(293,860)	8.46	—	(293,860)	8.46
Forfeited	(5,203)	—	8.46	(157,336)	—	6.80
Outstanding, June 30, 2022[2]	632,989	2,096,582	$11.21	632,989	2,096,582	$11.21
Exercisable, June 30, 2022	—	2,096,582	$7.45	—	2,096,582	$7.45
1During both the three- and six-month period ended June 30, 2022, 293,860 share option awards were exercised at an average share price of $23.75; 159,354 Share Options were net-settled with subordinate voting shares issued from treasury, net of withholding taxes paid of $1 million, and 134,506 Phantom Share Options were exercised for $2 million, of which $1 million was paid prior to June 30, 2022 and $1 million was accrued and payable as at June 30, 2022.

2The exercise price for options outstanding as at June 30, 2022 ranged from $4.87 to $8.95 for 2,233,471 options with a weighted-average remaining contractual life of 4.7 years, and $25.00 for 496,100 options with a weighted-average remaining contractual life of 8.7 years.

5. Interest expense

	Three months		Six months
Periods ended June 30 (millions)	2022	2021	2022	2021
Interest expense
Interest on long-term debt, excluding lease liabilities	$6	$9	$11	$18
Interest on lease liabilities	4	3	7	7
Amortization of financing fees and other	—	—	1	1
	$10	$12	$19	$26
6. Income taxes

	Three months		Six months
Periods ended June 30 (millions)	2022	2021	2022	2021
Current income tax expense
For current reporting period	$22	$19	$44	$40
	22	19	44	40
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(1)	(6)	—	(12)
	(1)	(6)	—	(12)
	$21	$13	$44	$28
Our income tax expense and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Six months
Periods ended June 30 (millions except percentages)	2022		2021		2022		2021
Income taxes computed at applicable statutory income tax rates	$19	24.5%	$7	24.9%	$32	23.6%	$11	23.6%
Non-deductible items	1		2		4		8
Withholding and other taxes	5		4		12		8
Losses not recognized	1		1		3		3
Foreign tax differential	(6)		(1)		(8)		(1)
Other	1		—		1		(1)
Income tax expense	$21	27.3%	$13	44.8%	$44	32.8%	$28	59.6%

7. Earnings per share
(a)Basic earnings per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the period.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2022	2021	2022	2021
Net income for the period	$56	$16	$90	$19
Weighted average number of equity shares outstanding	266	266	266	261
Basic earnings per share	$0.21	$0.06	$0.34	$0.07
(b)Diluted earnings per share
Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, such as share option awards and restricted share units. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2022	2021	2022	2021
Net income for the period	$56	$16	$90	$19
Weighted average number of equity shares outstanding	266	266	266	261
Dilutive effect of share-based compensation	3	2	3	3
Weighted average number of diluted equity shares outstanding	269	268	269	264
Diluted earnings per share	$0.21	$0.06	$0.33	$0.07
During the three- and six-months ended June 30, 2022, 496,100 and nil Share Option awards, respectively, were anti-dilutive and excluded from the calculation of diluted earnings per share (June 30, 2021 - nil for both periods, respectively).

8. Accounts receivable
(a)Accounts receivable

As at (millions)	June 30, 2022	December 31, 2021
Accounts receivable – billed	$193	$213
Accounts receivable – unbilled	219	175
Other receivables	29	28
	441	416
Allowance for doubtful accounts	(1)	(2)
Total	$440	$414
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	June 30, 2022	December 31, 2021
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$142	$162
30-60 days past billing date	35	39
61-90 days past billing date	10	3
More than 90 days past billing date	5	7
	192	211
Accounts receivable – unbilled	219	175
Other receivables	29	28
Total	$440	$414
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.
The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months		Six months
Periods ended June 30 (millions)	2022	2021	2022	2021
Balance, beginning of period	$1	$5	$2	$5
Recovery	—	(2)	—	(2)
Write-off	—	—	(1)	—
Balance, end of period	$1	$3	$1	$3

9. Financial instruments
General
The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the European euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		June 30, 2022				December 31, 2021
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risks arising from Indian rupee denominated purchases	—	—	$—	$—	—	2022	$10	$—	USD:1.00 INR:76.21
Currency risks arising from Euro business acquisition	HFH[3]	2023	$21	$14	USD:1.00 EUR:0.86	2022	$21	$3	USD:1.00 EUR:0.86

Non-current assets
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2025	$352	$15	USD:1.00 EUR:0.86	—	$—	$—	—

Current liabilities[1]
Derivatives used to manage
Currency risks arising from Indian rupee denominated purchases	HFT[2]	2022	$3	$—	USD:1.00 INR:76.73	2022	$2	$—	USD:1.00 INR:74.99
Currency risks arising from Philippine peso denominated purchases	HFH[3]	2023	$114	$6	USD:1.00 PHP:52.05	2022	$92	$3	USD:1.00 PHP:50.1
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2022	$92	$—	2.64%	2022	$95	$2	2.64%

Non-current liabilities[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	—	—	$—	$—	—	2025	$362	$17	USD:1.00 EUR:0.86
1Notional amounts of derivative financial assets and liabilities are not set off.
2Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
3Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

10. Property, plant and equipment

	Owned assets					Right-of-use lease assets
(millions)	Computer hardware and network assets	Buildings and leasehold improvements	Furniture and equipment	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2022	$48	$119	$231	$26	$424	$317	$741
Additions	1	4	13	29	47	32	79
Dispositions, retirements and other	(1)	(4)	(7)	—	(12)	(4)	(16)
Transfers	1	6	14	(21)	—	—	—
Foreign exchange	(1)	(4)	(6)	(2)	(13)	(13)	(26)
As at June 30, 2022	$48	$121	$245	$32	$446	$332	$778
Accumulated depreciation
As at January 1, 2022	$26	$45	$138	$—	$209	$127	$336
Depreciation	4	7	20	—	31	28	59
Dispositions, retirements and other	(1)	(4)	(7)	—	(12)	(4)	(16)
Foreign exchange	(1)	(2)	(4)	—	(7)	(8)	(15)
As at June 30, 2022	$28	$46	$147	$—	$221	$143	$364
Net book value
As at December 31, 2021	$22	$74	$93	$26	$215	$190	$405
As at June 30, 2022	$20	$75	$98	$32	$225	$189	$414
11. Intangible assets and goodwill

(millions)	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2022	$1,182	$120	$57	$37	$1,396	$1,380	$2,776
Additions	—	—	7	—	7	—	7
Dispositions, retirements and other	—	—	(10)	—	(10)	—	(10)
Foreign exchange	(42)	—	—	(3)	(45)	(53)	(98)
As at June 30, 2022	$1,140	$120	$54	$34	$1,348	$1,327	$2,675
Accumulated amortization
As at January 1, 2022	$173	$15	$31	$19	$238	$—	$238
Amortization	49	8	8	5	70	—	70
Dispositions, retirements and other	—	—	(10)	—	(10)	—	(10)
Foreign exchange	(10)	—	—	(2)	(12)	—	(12)
As at June 30, 2022	$212	$23	$29	$22	$286	$—	$286
Net book value
As at December 31, 2021	$1,009	$105	$26	$18	$1,158	$1,380	$2,538
As at June 30, 2022	$928	$97	$25	$12	$1,062	$1,327	$2,389

12. Long-term debt

As at (millions)	June 30, 2022	December 31, 2021
Credit facility	$848	$941
Deferred debt transaction costs	(7)	(8)
	841	933
Lease liabilities	210	215
Long-term debt	$1,051	$1,148
Current	$318	$328
Non-current	733	820
Long-term debt	$1,051	$1,148
(a)    Credit facility
As at June 30, 2022, we had a credit facility secured by our assets with a syndicate of financial institutions, expiring on January 28, 2025. The credit facility is comprised of $850 million revolving components, and amortizing $786 million term loan components (comprised of term loans with $555 million and $231 million outstanding balances). The outstanding revolving and term loan components had an effective interest rate of 3.12% as at June 30, 2022 (December 31, 2021 - 1.87%).

As at (millions)	June 30, 2022			December 31, 2021
	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component[1]	Total
Available	$788	N/A	$788	$716	N/A	$716
Outstanding
Due to TELUS Corporation	$8	$69	$77	$16	$71	$87
Due to Other	54	717	771	118	736	854
	$62	$786	$848	$134	$807	$941
Total	$850	$786	$1,636	$850	$807	$1,657
1     We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64% plus applicable margins.
The credit facility bears interest at prime rate, U.S. dollar base rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net debt to EBITDA ratio must not exceed 4.50:1.00 for each quarter in fiscal 2022 and 3.75:1.00 subsequently. The EBITDA to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $60 million occurs in any twelve-month period, the maximum permitted net debt to EBITDA ratio per credit agreement may be increased to 4.50:1.00 and shall return to 3.75:1.00 after eight fiscal quarters.
The term loan component of our credit facility are subject to an amortization schedule requiring that 1.25% of the principal advanced be repaid each quarter of the term of the agreement, with the balance due at maturity. The $231 million term loan matures on December 22, 2022 and the $555 million term loan matures on January 28, 2025.
As at June 30, 2022, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.

(b)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2022, are as follows:

Composite long-term debt denominated in	U.S dollars			European euros	Other currencies
For each fiscal year ending December 31(millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2022 (remainder of the year)	$246	$10	$256	$6	$11	$273
2023	30	21	51	10	21	82
2024	30	10	40	8	19	67
2025	542	9	551	6	15	572
2026 and thereafter	—	15	15	29	20	64
Future cash outflows in respect of composite long-term debt principal repayments	848	65	913	59	86	1,058
Future cash outflows in respect of associated interest and like carrying costs[1]	51	12	63	11	15	89
Undiscounted contractual maturities	$899	$77	$976	$70	$101	$1,147
1    Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at June 30, 2022.
13. Share capital
Our authorized and issued share capital as at June 30, 2022 is as follows:

	Authorized		Issued
As at (millions)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Preferred Shares	unlimited	unlimited	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	200	200
Subordinate Voting Shares	unlimited	unlimited	66	66
As at June 30, 2022, there were 18 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
14. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications. As at June 30, 2022, we had no liability recorded in respect of indemnification obligations (December 31, 2021 - $nil).

(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.
15. Related party transactions
(a)Transactions with TELUS Corporation
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International.
Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2022			2021
Three months ended June 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$101	$101	$—	$86	$86
Goods and services purchased from	—	(8)	(8)	—	(6)	(6)
	—	93	93	—	80	80
Receipts from related parties	—	(95)	(95)	—	(86)	(86)
Payments to related parties	1	—	1	13	—	13
Payments (made) collected by related parties on our behalf	(16)	14	(2)	(29)	9	(20)
Foreign currency adjustments	—	—	—	—	(1)	(1)
Change in balance	(15)	12	(3)	(16)	2	(14)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(63)	27	(36)	8	2	10
Balance, end of period	$(78)	$39	$(39)	$(8)	$4	$(4)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$4	$45	$49	$(8)	$56	$48
Due to affiliated companies	(82)	(6)	(88)	—	(52)	(52)
	$(78)	$39	$(39)	$(8)	$4	$(4)

	2022			2021
Six months ended June 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$194	$194	$—	$168	$168
Goods and services purchased from	—	(18)	(18)	—	(16)	(16)
	—	176	176	—	152	152
Receipts from related parties	—	(207)	(207)	—	(168)	(168)
Payments to related parties	1	—	1	17	—	17
Payments (made) collected by related parties on our behalf[1]	(35)	44	9	(52)	30	(22)
Foreign currency adjustments	—	—	—	—	(1)	(1)
Change in balance	(34)	13	(21)	(35)	13	(22)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(44)	26	(18)	27	(9)	18
Balance, end of period	$(78)	$39	$(39)	$(8)	$4	$(4)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$4	$45	$49	$(8)	$56	$48
Due to affiliated companies	(82)	(6)	(88)	—	(52)	(52)
	$(78)	39	(39)	$(8)	$4	$(4)
1Certain key management personnel at TELUS International participate in the Pension Plan for Management and Professional Employees of TELUS Corporation, a defined benefit pension plan. During the six-month period ended June 30, 2022, TELUS Corporation incurred $2 million (June 30, 2021 - $nil) for these individuals, which are excluded from the table above.
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.
(b)Transactions with Baring Private Equity Asia
Baring Private Equity Asia exercises significant influence over TELUS International.
Recurring transactions
As at, and during the three- and six-month periods ended June 30, 2022 and 2021, there were no balances due to or due from, or recurring transactions with, Baring Private Equity Asia (December 31, 2021 – $nil).
(c)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.
In relation to our key management personnel, during the three-month period ended June 30, 2022, share-based compensation expense of $2 million was recognized and 8,763 RSUs were granted, with a grant-date fair value of less than $1 million. 212,567 equity-accounted awards were exercised and settled with subordinate voting shares issued from treasury, and 330,456 liability-accounted awards were exercised for $7 million, $6 million of which was payable as at June 30, 2022.
During the six-month period ended June 30, 2022, share-based compensation expense of $8 million was recognized, and we granted 301,190 RSUs and 229,627 PSUs, with total grant-date fair value of $14 million. 338,499 equity-accounted awards were exercised and settled with subordinate voting shares issued from treasury, and 330,456 liability-accounted awards were exercised for $7 million, $6 million of which was payable as at June 30, 2022.

16. Additional financial information
(a)Statements of income and other comprehensive income
During the six-month periods ended June 30, 2022 and 2021, we had three customers which accounted for more than 10% of our operating revenue. Our largest client during the six-month periods ended June 30, 2022 and 2021 was a leading social media company, accounting for approximately 16.6% and 16.3% of our revenue, respectively. TELUS Corporation, our controlling shareholder, was our second largest client for the six-months ended June 30, 2022 and 2021, accounting for approximately 15.9% and 16.2% of our revenue, respectively. Our third largest client, Google, accounted for approximately 11.4% of our revenue for both the six-month periods ended June 30, 2022 and 2021, respectively.
(b)Statements of financial position

As at (millions)	June 30, 2022	December 31, 2021
Other long-term assets
Lease deposits and other	$20	$26
Other	7	7
	$27	$33
Accounts payable and accrued liabilities
Trade accounts payable	$17	$79
Accrued liabilities	99	75
Payroll and other employee-related liabilities	168	144
Share-based compensation liability	8	22
Other	9	16
	$301	$336
(c)Statements of cash flows—operating activities and investing activities

	Three months		Six months
Periods ended June 30 (millions)	2022	2021	2022	2021
Net change in non-cash operating working capital
Accounts receivable	$(15)	$(30)	$(28)	$(73)
Due to and from affiliated companies, net	3	14	21	22
Prepaid expenses	10	1	(6)	(16)
Other long-term assets	5	(4)	6	5
Accounts payable and accrued liabilities	(40)	46	(23)	57
Income and other taxes receivable and payable, net	(2)	3	(7)	(5)
Other long-term liabilities	—	5	1	(8)
	$(39)	$35	$(36)	$(18)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(27)	$(24)	$(47)	$(41)
Intangible assets	(2)	(1)	(7)	(2)
	(29)	(25)	(54)	(43)
Change in accrued payables related to the purchase of capital assets	—	1	4	5
	$(29)	$(24)	$(50)	$(38)

(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2022 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$901	$—	$(53)	$—	$—	$848
Lease liabilities	204	—	(20)	(7)	33	210
Deferred debt transaction costs	(8)	—	—	—	1	(7)
	$1,097	$—	$(73)	$(7)	$34	$1,051

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2021 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,038	$—	$(55)	$—	$—	$983
Lease liabilities	203	—	(17)	(1)	18	203
Deferred debt transaction costs	(10)	—	—	—	—	(10)
	$1,231	$—	$(72)	$(1)	$18	$1,176

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2022 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$941	$—	$(93)	$—	$—	$848
Lease liabilities	215	—	(36)	(8)	39	210
Deferred debt transaction costs	(8)	—	—	—	1	(7)
	$1,148	$—	$(129)	$(8)	$40	$1,051

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2021 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,568	$—	$(585)	$—	$—	$983
Lease liabilities	209	—	(34)	(3)	31	203
Deferred debt transaction costs	(11)	—	—	—	1	(10)
	$1,766	$—	$(619)	$(3)	$32	$1,176